Exhibit 99.1

Akari Therapeutics Announces the Appointment of John F. Neylan, III, MD as Executive Vice President, Chief Medical Officer

•	Dr. Neylan has more than 20 years of experience in the development of biologic treatments from pre-clinical to post-marketing trials across a broad range of therapeutic areas, including specialty and rare diseases

•	Prior to joining industry, Dr. Neylan spent 12 years in academic medicine, progressing to Professor of Medicine at Emory University and Medical Director of the Emory Renal Transplant Program; he also assumed numerous leadership positions in public policy and professional education, including the presidency of the American Society of Transplantation

NEW YORK and LONDON, November 8, 2022 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced the appointment of John F. Neylan, III, MD, as Executive Vice President, Chief Medical Officer, effective today.

“I am delighted that John is joining the Akari management team as Executive Vice President, Chief Medical Officer at this important stage of our company. He brings an impressive track record of successful regulatory filings and approvals to Akari as we rapidly advance our Phase 3 clinical trial of nomacopan in HSCT-TMA and our pre-clinical research of PAS-nomacopan in geographic atrophy,” said Rachelle Jacques, President and CEO of Akari. “John’s proven leadership, deep clinical development background, and extensive transplant experience strengthen our clinical development efforts and support the progress of our late and early-stage programs.”

Dr. Neylan has more than 20 years of experience in medical, clinical development, and R&D. Before joining Akari, he was Executive Vice President, Chief Medical Officer and Head of Research for Angion Biomedica Corporation, where he led the development of therapies for chronic fibrotic conditions of the lung and kidney, and acute organ injuries. Previously, he was Senior Vice President and Chief Medical Officer for Keryx Biopharmaceuticals and Senior Vice President, Clinical Development for Genzyme Corporation, where he headed up therapeutic development for specialty metabolic diseases including renal, cardiovascular, endocrine, and osteoarthritis indications. Dr. Neylan was the Vice President, Research & Development at Wyeth Research where he led development of transplant immunosuppressants, antivirals/antibacterials, antiarrhythmics, chemotherapeutics, and hemophilia factor replacements. He also served on multiple advisory committees for the FDA.

“I am excited to join Akari’s mission to develop nomacopan in severe pediatric HSCT-TMA and geographic atrophy, and I look forward to working with the medical community as they do their important work in these areas,” said Dr. Neylan, Executive Vice President, Chief Medical Officer of Akari. “I share the urgency and passion to rapidly advance nomacopan on behalf of patients who are in desperate need of an approved treatment option.”

Dr. Neylan was a Professor of Medicine at Emory University and Medical Director of the Emory Renal Transplant Program. He was an Assistant Professor of Medicine at University of California, Davis and Medical Director of the USD Renal Transplant Program. He completed a clinical fellowship in Nephrology and a research fellowship in Transplantation and Immunogenetics at Brigham & Women’s Hospital, Harvard University. Dr. Neylan completed his Internal Medicine residency at Vanderbilt University and received his M.D. from Rush Medical School.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari's lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari's pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA), as well as pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statementss

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward- looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR (917) 763-8106
eliza@schleifsteinpr.com